11650 South State Street, Suite 240

Draper, UT 84020

PH (801) 816-2522

FAX (801) 816-2537

December 7, 2016

VIA EMAIL AND EDGAR

Suying Li - Staff Accountant

Angela Lumley–Staff Accountant

Ruairi Regan

David Link

John Reynolds - Assistant Director

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

DrazanE@SEC.GOV

Re: CROE, Inc.

Amendment No. 2 and No. 3 to Registration Statement on Form S-1

Filed November 22, 2016 and December 1, 2016

File No. 333-214187

Dear Sirs/Mesdames:

We serve as counsel to CROE, Inc., a Utah corporation (the “Company”) with respect to its submission of its amended registration statements with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on November 22, 2016 and December 1, 2016. We are in receipt of your email to the Company, dated December 6, 2016, and this letter is written in response thereto. We have reproduced your 3 comments below, highlighted in bold, with our responses following immediately thereafter.

Cover Page

1.	COMMENT. We note your response to prior comment 2. Please revise your cover page to indicate that the selling shareholders will sell their shares at the price of $.05 per share until the shares are quoted on the OTCQB marketplace or on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices..

RESPONSE We revised our Cover Page accordingly.

2.	COMMENT. We reissue prior comment 3 as it appears you did not revise the cover page as indicated in your response. We note your statement that “this prospectus relates to the exchange and resale of shares of Common stock of CROE ….” (emphasis added) Your registration statement does not appear to make any other reference to a share exchange. Please revise your registration statement as appropriate.

U.S. Securities & Exchange Commission

Division of Corporate Finance

December 7, 2016

RESPONSE: We removed the reference to "exchange" on the Cover Page.

Signature Page

3.	COMMENT. We note your response to comment 20. We also note that your signature page indicates that Deborah Thomas signed the registration statement for the company as the principal financial officer and principal accounting officer. The signature page also indicates that Elliott Polatoff is signing in the capacity as principal financial officer and principal accounting officer. Please revise as appropriate.

RESPONSE: We revised our Signature Page correcting the error.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

CROE, INC.

/s/ Deborah Thomas

Deborah Thomas

Chief Executive Officer